AlphaTrade.com

930 West First Street, Ste 116

North Vancouver, BC Canada V7P 3N4

December 02, 2009

United States Securities and Exchange Commission

Attn: Andrew Mew, Accounting Branch Chief

          Millwood Hobbs, Staff Accountant

100 F Street N.E., Stop 4561

Washington, D.C. 20549

RE:     Form 10-K/A for the Fiscal Year Ended December 31, 2008

           Form 10-K/A for the Fiscal Year Ended December 31, 2007

              Filed April 7, 2009 and March 23, 2009

            Forms 10-Q/A for Fiscal Quarters Ended March 31, 2009 and June 30, 2009

            Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008, and September 30, 2008

              Filed March 23, 2009

            File No. 0-25631

Dear Mr. Mew, et al:

We have reviewed the comments from your letter dated October 6, 2009 and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

1.       Please explain to us why you filed the April 7, 2009 amendment to the Form 10-K filed on April 6, 2009.  In future filings, please provide an explanatory note disclosing the reason for filing the amendment.

COMPANY RESPONSE:   The 10-K filing made by the Company on April 6, 2009 did not include the Report of Independent Registered Public Accounting Firm.  The 10-K/A filed April 7, 2009 corrected this omission.  In the future, the Company will provide an explanatory note discussing the reasons for filing amendments.

2.       Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  Also, please note that the comments as shown below should apply to the 2007 Form 10-K/A, the 2008 Forms 10-Q/A, and the subsequent related filings to the extent they are applicable.

COMPANY RESPONSE:   The Company will respond to the Commission's requests for additional disclosures, and will include the updated disclosures within the context of the responses.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

3.       Your current disclosures do not provide information or insights on your critical accounting estimates regarding the nature of the significant types of estimates you make, the amounts of the material estimates, and how these estimates impact your results of operations for all periods presented.  For example, it appears that during each accounting period, you estimate the revenue amounts to recognize on certain long-term advertising contracts and that the recent restatements for 2007 and for subsequent 2008 interim periods relate to adjustments to revenues and deferred revenues that requires significant estimates.  Please revise your disclosure to include the types of assets, liabilities, and expenses that you currently estimate, the assumptions you use, and how you determine the amounts estimated.  If there are no significant estimates, please indicate so in your disclosure.  See SEC Release No. 33-8350.

COMPANY RESPONSE:   The Company has revised its disclosure so as to more fully discuss and reveal the types of assets, liabilities, revenues, and expenses we estimate, including our assumptions and the methods used to determine these estimates, pursuant to the Commission's request.  Please see Exhibit B.

Results of Operations for the twelve-months ended December 31, 2008 and 2007, page 22

4.       We note your disclosures that "[t]he companies agreed to cancel $240,000 of the compensation for 2007."  In that regard, explain to us why you did not record the $240,000 as expenses and contribution to additional paid-in capital in 2007.  Refer to SAB Topic 1.B.1.

COMPANY RESPONSE:   The Company has amended its Statements of Operations and related disclosures so as to record the "cancelled" $240,000 in compensation as expensed to and credited to additional paid-in capital in 2007.  Please see revised disclosure in Exhibit A.

5.       We note your disclosures that "[t]he shares were valued at market value for accounting purposes but discounted by the consultants for their services.  We hope to be able to pay for more services with cash in 2009 so that we can reduce the expense effect of this discounting."  Explain to us, in plain English, the meaning of your statement including the reason why the market value of the shares issued was discounted.  We may have further comment.

COMPANY RESPONSE:  It has been the experience of the Company that when attempting to pay for professional services rendered to the Company in shares of our common stock, the professionals often demand an amount shares such that the aggregate market value of the shares issued exceeds the total amount of the payable being satisfied.  As the market price of the Company's common stock is volatile, and as it can at times be difficult to sell-off large chunks of shares quickly, these professional entities often demand a number of shares above and beyond the amount required to mathematically satisfy the open payable, so as to compensate themselves for the trouble and difficulty of selling the Company's shares.  Therefore, often times, on the date of issuance, the aggregate value of the shares issued is greater than the value of the open payable.  The Company is obligated by GAAP to record the shares issued at market value, and therefore records an expense larger than the amount of the original professional entity's invoice.  In other words, the "market value of the shares was discounted" by the professional entities receiving the shares, not by the Company in its accounting procedures. For this reason, the Company hopes to be able to make more of its future payments for professional fees in cash, and satisfy fewer of these obligations through issuances of common stock.

Item 8.  Financial Statements

Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page F-3

6.       We note your financial statements have been audited by Chisholm, Bierwolf & Nilson, LLC.  If true, please have your audit firm confirm this same firm registered with the PCAOB as Chisholm, Bierwolf, Nilson & Morrill, LLC and advise us of the date of the name change.  In future filings, please have your accountants sign their name exactly as registered with the PCAOB.  Otherwise, please amend the filing to include audited financial statements audited by an auditor currently registered with the PCAOB as required by Rule 2.01 of Regulation S-X.

COMPANY RESPONSE:  The audit firm of Chisholm, Bierwolf & Nilson, LLC ("the audit firm") officially changed its name to Chisholm, Bierwolf, Nilson & Morrill, LLC on January 1, 2009.  The audit firm sent its audit opinion to us in a PDF file on its new letterhead and signed the report appropriately; however, during the Edgar process the name was not changed to the correct name in the actual 10-K document.  In future filings we will ensure that the name of the audit firm is accurately represented within the 10-K.

Balance Sheets, page F-5

7.       Tell us and disclose the component amounts of accrued expenses.  To the extent that total accrued expenses or a component thereof exceeds 10% of the total, they should be separately presented from accounts payable.  Refer to Rule 8-03 of Regulation S-X.

COMPANY RESPONSE:  The Company's accrued expenses as of December 31, 2008 and 2007 constitute less than 10% of total liabilities, and therefore have been grouped with accounts payable for financial statement presentation.  The accrued expenses totaled $164,031 and $142,826 as of December 31, 2008 and 2007, respectively, which is less than 10% of the ,$2,161,854 of accounts payable and accrued expenses.

Statement of Stockholders' (Deficit) page F-8

8.  We note your presentation line item "Amortization of prepaid expenses" of $30,000 under stock subscription receivable column.  Explain to us the nature of this item and your accounting.

COMPANY RESPONSE:  During the 2006 fiscal year the Company issued common stock to a related party for prepaid services.  These prepaid services were recorded as equity and amortized as professional fees over the term of the agreement.

9.  Refer to the stock subscription receivable roll forward from ($30,000) as of 12/31/06 to $45,080 as of 12/31/08.  Explain to us what the $45,080 stock subscription payable represents.

COMPANY RESPONSE:  The $45,080 stock subscription payable represents transactions in which cash was received by the Company, for which common stock has not yet been issued.  Of this total, $28,500 was received by the Company during the 2007 fiscal year, and $16,580 was received during the 2008 fiscal year.

Statement of Cash Flows, page F-9

10.      Explain to us why you consider the significant line item "Investment received as payment for accounts receivable" to be cash outflow item within cash flows from operating activities.  It appears it is a non-cash disclosure item rather than an adjustment to net income in arriving at cash flow from operating activities.  Please advise us or revise.

COMPANY RESPONSE:  The Company has accounted for its investments received as payment for accounts receivable as an operating activity due to the fact that the Company's investments are part of the recording of revenues, and the receipt of investment certificates are directly related to collections of receivables.  In this way, the receipt of investment certificates is a significant aspect of the Company's operations cycle.  The Company's investments represent the collection of revenues, not the earning of investment income, as would require presentation within the Investing section of the Statement of Cash Flows.

Note 1 - Organization and Summary of Significant Accounting Policies, page F-10

General

11.  Please disclose your accounting policy on how you determined the fair values of the equity instruments or shares issued to non-employees for products and services.  Refer to EITF 96-18.

COMPANY RESPONSE:  The Company determined the fair values of equity instruments or shares issued to non-employees for products and services by noting the market value of the stock as listed on online financial listings on the date of issuance, pursuant to EITF 96-18.  The Company has revised its disclosure so as to more clearly state this accounting policy in footnote 1Q - Common Stock Issued for Products and Services.

12.  Tell us and disclose your accounting policy for loss contingencies (recognition and measurement) given your significant litigation disclosures.  Refer to SFAS 5.

COMPANY RESPONSE:  The Company accounts for loss contingencies relating to its litigation based upon the likelihood of a negative result, and if the amount of the result can be reasonably estimated.  The Company has revised its related disclosure in footnote 1R - Loss Contingencies, so as to more clearly state this policy.

13.  Tell us and disclose what operating segment you have identified within your operations.  Identify them in your disclosures and provide all of the applicable disclosures as required by paragraph 26(a) of SFAS 131.  If you aggregate them into one reportable segment, please disclose this fact and explain to us why you believe they meet the criteria outlined in paragraph 17.

COMPANY RESPONSE:  The Company continues to aggregate its operations into one reportable business segment, pursuant to paragraph 17 of SFAS 131.  The Company records and earns revenues from both subscriptions and advertising.  Each class of revenue is produced in a similar manner and marketed to similar customers.  Distribution methods are similar.  Because of these factors, the Company has determined it to be unnecessary to segregate these two revenue streams as independent business segments.  The Company has revised its disclosure in Footnote 1S - Operating Segments, so as to disclose this policy.

h.   Revenue Recognition and Deferred Revenue, page F-11.

14.  Please provide your accounting policy addressing how you determined the amount of the advertising revenues to be recorded in the event that the consideration is or consists of marketable securities similar to what you had told us in your response letter dated June 12, 2007.

COMPANY RESPONSE:  As disclosed in its filings, the Company often receives marketable securities as consideration for its services.  Often times these securities are received as a prepayment on services the Company is to provide over the course of a contracted length of time.  When received, these securities are recorded at market value on the date of receipt as deferred revenue.  This deferred revenue is then amortized to earnings on a straight-line basis over the term of the contract.  The Company's disclosures have been revised so as to more clearly state this policy.  Please see Exhibit B.

15.  We note your disclosures that "revenues are recognized over the term of the contract."   In this regard, please tell us and disclose in more detail how they are earned over the term of the contract and the type of revenue streams that falls under this policy.

COMPANY RESPONSE:  Both subscription revenues and advertising revenues are earned by the Company over contractually agreed-upon time periods.  Pursuant to SAB 104, the Company records deferred revenues when prepayments are received, and amortizes the deferred revenues as earnings on a pro-rata basis over the term of the contracts.  As the Company provides services in equal increments of the term of the contract, this "straight-line" amortization has been deemed appropriate by the Company.  The Company has revised its disclosure in footnote 1H - Revenue Recognition and Deferred Revenue, so as to more clearly describe our policies.  Please also see Exhibit B.

16.  Tell us and disclose in more detail your revenue recognition policy for licenses revenues and how they are recognized over the term of the license.

COMPANY RESPONSE:  When the Company contracts to license its technology to a third-party, the license agreements stipulates a certain time period through which the licensing may occur, and payment is typically received by the Company prior to the beginning of the licensing period.  When payment is received, it is recorded as deferred revenue, and amortized to earnings on a pro-rata basis over the term of the licensing agreement.  Please see Exhibit B.

m.  Accounts Receivable and Bad Debts, page F-15

17. Please provide a roll forward schedule of your accounts receivable balance from 12/31/07 to 12/31/08 given its significant change from $28,047 to $1,172,064.  In addition, tell us and disclose your accounting policy on provision for allowance for bad debts.  Explain to us how you consider the allowance of $3,450 for both FY 2007 and 2008 to be reasonable given the significant change in the account receivable amounts.

COMPANY RESPONSE:   Pursuant to the restatement of the Company's 2007 financial statements the Company changed its accounting policy with respect to certain advertising contracts generating accounts receivable for which marketable securities we expected to be received as consideration.  Prior to the change the Company would record income upon receipt of the securities.  Pursuant to the policy change the Company began to record accounts receivable at such time the services were appropriately agreed upon.  This accounting policy change is the primary factor behind the significant increase in accounts receivable from 12/31/07 to 12/31/08.  The Company's policy for evaluating accounts receivable and calculating an appropriate allowance for bad debts is to review each receivable individually on a quarterly basis.  At such time collection of the receivable is determined to be doubtful, or if the promised securities have fallen in value to the point where their liquidation would not satisfy the balance of the receivable, the Company allows for the account in full.  At December 31, 2007, the Company's allowance for bad debts of $3,450 was deemed to be reasonable and appropriate with respect to the $28,047 in accounts receivable.  The Company has revised its footnote 1M - Accounts Receivable and Bad Debts, to more clearly state this policy.  Please see Exhibit B.

n.  Marketable securities Available for sale page F-16

18.  Tell us and disclose your accounting policy for other than temporary impairment of your available for sale marketable securities by security type.  Refer to SAB Topic 5M and FSP FAS 115-1.

COMPANY RESPONSE:  As of December 31, 2008 and 2007, all of the Company's investments are classified as "available for sale." The Company accounts for other-than-temporary impairment of its available-for-sale marketable securities by recording changes to market values as other comprehensive income/losses on a quarterly basis.  The Company evaluates all of its securities on a quarterly basis with respect to impairment issues.  The Company has revised its related disclosure at footnote 1N - Marketable Securities - Available for Sale, so as to more clearly state this policy.  See Exhibit B.

19.  Please indicate, if true, in your disclosure that all of your marketable securities available for sale are equity securities and advise us.  If not, please disclose the make-up of your total between debt and equity securities and provide disclosures related to debt securities in accordance with paragraph 20 of SFAS 115.

COMPANY RESPONSE:  All of the Company's available-for-sale securities are equity securities.  The Company has revised its related disclosure at footnote 1N - Marketable Securities - Available for Sale, so as to more clearly state this fact.  See Exhibit B.

20. Refer to your marketable securities available for sale roll forward schedule.  Please separately present gross unrecognized holding gains from gross unrecognized holding losses by security type in accordance with paragraph 19 of SFAS 115.

COMPANY RESPONSE:  The Company has recorded no gross unrecognized holding gains on any of its available-for-sale marketable securities.  All changes to the market values of the investments were recorded as unrecognized holding losses, and charged to other comprehensive income (losses) on a quarterly basis.  See Exhibit B.

21.  In addition, please provide all of the disclosures as required by paragraph 17 and Appendix A of FSP FAS 115-1.

COMPANY RESPONSE:  The Company has revised its disclosure as required by paragraph 17 and Appendix A of FSP FAS 115-1, pursuant to the Commission's request.  See Exhibit B.

Note 8.  Basic (loss) Per Share, page F-24.

22.  We note your dual presentation of basic and diluted earnings per share data.  Please explain to us the nature of this presentation.  If your dual presentation includes comprehensive income (loss) per share data, please remove them from this section.

COMPANY RESPONSE:   The Company presents basic and fully diluted income (loss) per share data so as to disclose the effects of outstanding stock options and warrants.  The presentation does not include comprehensive income (loss) per share data.

Note 10 - Gain on Settlement of Debt, page F-25

23.  We note you recorded $307,974 as a gain on the settlement of debt.  Tell us and disclose with further details regarding the debt settlement and support your accounting with relevant accounting literature.  Your response should give insights into the nature of the advertising liabilities involved and how they were incurred and recorded.  To the extent the counterparty to the liabilities was a related party as defined by SFAS 57, explain to us why you did not account for the gain as a capital transaction.  Revise your disclosure hereto indicate if the creditor is a related party.  Revise MD & A operating results discussion to provide impact of this item on your financial statements.

COMPANY RESPONSE:   During the year ended December 31, 2008 the Company incurred a liabilities pertaining to its advertising operations.  Through various legal negotiations, these liabilities were settled and satisfied for an amount less than the amount of the originally-recorded liability.  The result was recorded as a gain on settlement of debt in the amount of $307,974.  The Company has revised its related disclosures at footnote 10 - Gain on Settlement of Debt, so as to more clearly explain the details of these transactions.  See Exhibit B.

Item 9A.  Control and Procedures, page 24.

24.  We note your disclosures of the material weakness in internal control over financial reporting.  In that regard, tell us and disclose your remedial plan in place or to be implemented to cure the material weakness.

COMPANY RESPONSE:   Due to its limited number of employees, the Company has determined that it cannot adequately segregate critical control duties to the extent where these control functions do not represent a material weakness.  Until such time that the Company is able to sustain a greater employee base, it cannot provide assurances that its internal controls over financial reporting do not have material weaknesses.  The Company has revised its disclosures so as to more clearly state this fact.  See Exhibit B.

25.  Explain to us the meaning of your statement here and similar statements in subsequent Forms 10-Q and 2007 Forms 10Q/A that "there have been no significant changes in our internal control or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation."  Confirm, if true, that there is no change in your internal control over financial reporting during the fourth fiscal quarter or the latest fiscal quarter that has materially affected, or are reasonable likely to materially affect, your internal control over financial reporting or revise to disclose the change.  Refer to Item 308(T)(b) of Regulation S-K.

COMPANY RESPONSE:   The Company's statement that "there have been no significant changes in our internal control or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation" is meant simply to state that the Company has made no material changes in its internal control processes and procedures during the periods through which the Company has analyzed its procedures.  The Company confirms that there was no change in our internal control over financial reporting during the fourth fiscal quarter or the latest fiscal quarter that has materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

Form 10-Q for the fiscal second quarter ended June 30, 2009

Item 1.  Financial Statements

Unaudited Interim Condensed Financial Statements

Statements of Operations and Other Comprehensive Income (Loss), page 5

26.  Please remove the comprehensive basic and fully diluted earning (loss) per share data from the statements of operations and other comprehensive income (loss).

COMPANY RESPONSE:   The Company has removed the comprehensive basic and fully diluted earnings (loss) per share data from its Statements of Operations and other comprehensive income (loss), pursuant to the Commission's request.  See Exhibit M.

27.  We note your presentation of a $240,000 loss recognized related to debt settlement including the nature of the liabilities settled and explain your accounting.  Revise your MD&A operating results discussion to provide impact of this transaction on your financial statements.

COMPANY RESPONSE:   The Company has updated its MD&A operating results discussion so as to provide a more clear and detailed disclosure of the impact of this transaction on our financial statements.  See Exhibit M.

Note 6.  Lawsuit Settlements

Professional Bull Riders, Inc. v Alphatrade.com, page 12

28.  We note your disclosures of the settlement terms with PBR on May 21, 2009.  In that regard, advise us and disclose where you have recorded the related settlement liability in the financial statements as of June 30, 2009.  If not please explain.

COMPANY RESPONSE:  The Company has not recorded a liability pursuant to the settlement with PBR, due to the fact that the amount of the amount to be paid to PBR pursuant to the judgment is not yet readily determinable.  The judgment states that the Company is to pay an amount equal to the lesser of $100,000 or 30% of the Company's net profit for each of its 2009, 2010, and 2011 fiscal years.  The Company will record the portion of the PBR judgment liability relating to the 2009 fiscal year at such time it is known what the Company's net profit is for that year, and will make the corresponding accruals for the 2010 and 2011 fiscal years at such time the respective information is known to the Company.  See Exhibit M.

Item 2.  Management's Discussion and Analysis of Financial Condition or Plan of Operations

Results of Operations page 14.

29.  We note you recorded a large provision for bad debt of $1,031,477 for the six month period ended June 30, 2009.  However, you did not explain the drivers/factors behind the large provision.  Please explain to us and revise your operating results discussion to provide substantive reasons behind the provision.  Clarify for us if the provision represents any out of period adjustment amounts, and if so, advise us why it is appropriate to record the adjustments in the current period.  In addition, present the provisions a non-cash adjustment to net income in arriving at the cash flow from operating activities in your cash flow statements.

COMPANY RESPONSE:  This provision was created based on two factors.  When the Company entered into the contracts, it believed that the amounts were receivable.  Based on the Company's historical collections, the original provision was deemed appropriate. When the Company subsequently restated its 2007 filings, it had become known which specific contracts had not been collected.  With this hindsight, bad debt expense was taken in the periods when the contracts were identified as doubtful.  With this knowledge (which came a significant time after the receivables were originally recorded), the Company was able to make the appropriate adjustments to the 2007 filing and formulate a more accurate provisions and analysis policy going forward.  This hindsight resulted in the expense of a large portion of receivables during the first quarter of 2009, since this was when the Company was able to identify the particular contract receivables as being doubtful.  The Company also began to allow more aggressively against receivables due to the worsening economy and a trend toward higher uncollectability of accounts receivable.

Item 3.  Control and Procedures, page 15

30.  We note that your disclosure control and procedures are effective as of June 30, 2009 as compared to ineffective as of December 31, 2008.  In addition, we note no disclosure in the nature of any change in your internal control over financial reporting based on your disclosures.  Please advise us how you reasonably conclude that your disclosure control and procedures are effective as of June 30, 2009, given the disclosures of apparent no change in your internal control over financial reporting.

COMPANY RESPONSE:   The Company has updated and revised its disclosure so as to correctly state that its disclosure controls and procedures were deemed to have been ineffective as of June 30, 2009.  See Exhibit M.

Exhibits 31.1 and 31.2

31.  Please revise your certifications to strictly comply with SEC rules.  For example, you have excluded the introductory language in paragraph 4 referring to responsibility for establishing and maintaining internal control over financial reporting as well as paragraph 4(b0.  Refer to SEC Release 33-8238 (June 2003).  Your certifications should appear exactly as set forth in current Item 601(b) (31) of Regulation S-K.  Similarly, revise all of your certifications within prior 3/31/09 Form 10-Q and within 2008 Forms 10-Q/A.

COMPANY RESPONSE:   The Company has revised its Exhibits 31.1 and 31.2 certifications so as to strictly comply with SEC rules for its 2009 Forms 10-Q/A and 2008 Forms 10-Q/A.

Form 10-Q, for the fiscal first quarter ended March 31, 2009

32.  We note your disclosures that based on that evaluation, our chief executive officer and principle financial officer concluded that our disclosure controls and procedures are not adequate to cause the material information required to be disclosed by us . . .  Please clarify for us the meaning of the phrase "not adequate."  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please confirm to us, and please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

COMPANY RESPONSE:   The Company has revised its disclosures in Item 3 - Controls and Procedures, so as to state that its disclosure controls and procedures were ineffective as of March 31, 2009.  See Exhibit L.

Form 10-K/A, for the fiscal year ended December 31, 2007

Item 8.  Financial Statements

Audited Financial Statements for Fiscal Year Ended December 31, 2007 and 2006

General

33.  Please label all of the 2007 numbers, as applicable, as restated in footnotes 8 and 9.

COMPANY RESPONSE:   The Company has labeled all of the 2007 numbers as restated in footnotes 8 and 9, pursuant to the Commission's request.  Please see Exhibit A.

Notes to the Financial Statements

Note - Restated Financial statements, page F-23

34.  We note you restated the 2007 financial statements for unearned advertising revenues or deferred revenue but had been recorded as advertising revenues in previously issued 2007 financial statements.  In that regard, please tell us and disclose in more detail the facts and circumstances leading to the restatement including the significant terms of the advertising contracts involved.  Also, revise to provide a more transparent accounting policy regarding how the advertising revenues are earned and how the policy complies with the guidance under SAB 104

COMPANY RESPONSE:  The Company, in conjunction with its prior auditors, determined that its 2007 financial statements had been materially misstated due to the Company's accounting policy with respect to certain advertising contracts.  The Company had been recording payments received pursuant to advertising contracts as revenues upon receipt.  It was subsequently determined that these cash receipts relating to advertising contracts should be recorded as deferred revenues, and amortized to revenues on a pro-rata basis over the term of the advertising contract.  SAB 104 states that revenue cannot be earned until, among other things, "delivery has occurred or services have been rendered."  It was determined that the Company had been recording revenues prior to having actually provided the related advertising services.  The restatement of the 2007 financial statements  corrects this error.  The Company has revised its applicable disclosures so as to more thoroughly describe the nature of the accounting error, and the revenue recognition policies currently in place.  Please see Exhibit A.

Form 10-Q/A for the fiscal quarter ended September 30, 2008

Item 1 Financial Statements

Note 3 Restated Financial Statements pages 12 through 14

35.  Please provide "as originally reported" and "as restated" amounts for each income statements and balance sheet line item for the three-month period ended September 30, 2008 in addition to the nine-month period ended September 30, 2008. Similarly, revise your Form 10-Q/A for the quarterly period ended June 30, 2008 accordingly.

COMPANY RESPONSE:  The Company has provided "as originally reported" and "as restated" amounts for each income statements and balance sheet line item for the three and nine-month periods ended September 30, 2008.  The Company has also made corresponding revisions to the June 30, 2008 income statements and balance sheet, pursuant to the Commission's request.  Please see Exhibit K.

36.  We note your disclosure that revenues for the quarter ended September 30, 2008 approximately $2.2 million of advertising revenues were reversed since collectability was not reasonably assured.  Please explain to us and disclose in further detail the facts and circumstances leading to the reversal of these revenues and support your accounting with relevant accounting literature.  Please clarify in your disclosures and summarize for us the prior reporting periods affected by these reversals.   If the reversal affects prior periods in which you did not restate the related financial statements, please explain to us why restatements for those prior periods are not considered necessary.  Explain to us why you did not discuss the collectability issues in Note 11 to Form 10-K/A for the fiscal year ended December 31, 2007 and clarify if the collectability issues related to or affect the restatement of deferred revenues as discussed in the 2007 Form 10K/A.  If so, please explain.  We may have further comments.

COMPANY RESPONSE:  The Company elected to reverse $2.2 million in advertising revenues (pertaining to a contract with a single entity) in the quarter ended September 30, 2008 due to the fact that the contract lacked the necessary factors to be considered earned revenue, and collectability was not reasonably assured.  This reversal was determined to be necessary as a result of the Company reviewing with its auditors its accounting policy for advertising revenues for which marketable securities were expected to be received as consideration.  Under the terms of the Company's revised revenue recognition policy, the Company will record revenue on these advertising transactions only at such time that collection of the contracted total is reasonably assured.  The Company now interprets this clause more aggressively than prior to the reversal of revenues.  The reversal has no bearing on prior periods in which the Company did not restate its financial statements, as collectability analyses of receivables were deemed to have been appropriate at the time of the filings.  The Company has revised its related disclosures in all its filings made subsequent to and including the 2007 Form 10-K/A.

37.  It appears that you have significant adjustments to General and administrative expense line item in all 2008 Forms 10-Q/A in connection with the correction of an accounting error related to the collectability issue of advertising revenues.  Please explain to us in detail and disclose how the correction of the revenues amount affect your General and administrative expenses for the periods affected.

COMPANY RESPONSE:  The Company adjusted the General and administrative expense line item in its 6/30/08 and 9/30/08 Forms 10-Q/A pursuant to correcting an accounting error relating to the collectability of advertising revenues.  The Company did not adjust its General and administrative expense line item in its 3/31/08 Form 10-Q/A. As the Company performed its analysis of the accounting error it was noted that certain related expenses had not been properly recorded.  These expenses amounted to $100,000 for the three months ended June 30, 2008, and an additional $100,000 for the three months ended September 30, 2008.  The Company has revised its disclosure with respect to its correction of accounting error so as to more clearly state the rationale for adjusting the General and administrative expense figures.

Yours truly,

ALPHATRADE.COM

Per:

GORDON J. MUIR

CEO/Director

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A - December 31, 2007

(Amendment No. 1)

ITEM 7.  MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Result of Operations for the twelve months ended December 31, 2007 and 2006

The total compensation expense to these entities was $480,000 in 2006 and $480,000 in 2007. The companies agreed to cancel $240,000 of the compensation for 2007, which was therefore recorded as a contribution to capital. Similarly, the related party cash compensation is expected to be $240,000 in 2008. During 2006, the companies were also awarded bonuses of 1,000,000 preferred shares each. The preferred shares are convertible into common shares on a 10 for 1 basis. We recognized an additional $3,080,011 in expense for the fair value of these preferred shares in 2006.

We incurred a net loss of $4,736,540 for the year ended December 31, 2006 compared to $4,814,003 for the year ended December 31, 2007. Included in the loss for 2006 and 2007 was $4,603,954 and $1,447,061, respectively as the value of options and shares issued for services. Excluding these non-cash expenses, the losses for 2006 and 2007 would have been $132,586 and $3,366,942, respectively. Due to our improved cash position we hope to minimize the practice of issuing shares of stock for services which will serve to also decrease our related party expense.

                                 ALPHATRADE.COM

                              FINANCIAL STATEMENTS

                       December 31, 2007 and 2006 Restated

                                    Page F-2

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
AlphaTrade.com
Vancouver, BC Canada

We have audited the accompanying  balance sheets of  AlphaTrade.com  at December
31, 2007 and 2006 and the related statements of operations, stockholders' equity
(deficit) and cash flows for the years then ended . These  financial  statements are the  responsibility of the Company's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our audits in  accordance  with the standards of the PCAOB (United
States).  Those standards  require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The  Company  is not  required  to have,  nor were we  engaged to perform, an audit of its internal controls over financial  reporting.  Our audit included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the  purpose  of  expressing  an  opinion  on the  effectiveness  of the
Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management,  as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the financial position of AlphaTrade.com at December 31,
2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting  principles  generally  accepted in the
United States of America.

The  accompanying  financial  statements  have been  prepared  assuming that the
Company  will  continue  as a  going  concern.  As  discussed  in Note 10 to the
financial   statements,   the  Company  has  recorded  significant  losses  from
operations, and is dependent on financing to continue operations, which together raise  substantial  doubt  about its  ability to  continue  as a going  concern.
Management's plans in regard to these matters are also described in Note 10. The financial  statements do not include any adjustments  that might result from the outcome of this uncertainty.

As discussed in Note 11 to the financial  statements,  management has discovered an error in recording revenue from several advertising  agreements that provided services  into 2008,  resulting  in  deferred  revenue at  December  31, 2007 of
$885,600.  The effects to the  financial  statements  are  described in Note 11.
Accordingly, the financial statements have been restated to correct this error.

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
January 18, 2008 except for Notes 8, 9 & 11 dated March 17, 2009

                                 ALPHATRADE.COM
                           Balance Sheets (Continued)

                      LIABILITIES AND STOCKHOLDERS' (DEFICIT)
                      --------------------------------------

                                                            December 31,
                                                          2007         2006
                                                      ------------ ------------
CURRENT LIABILITIES                                    (restated)

 Accounts payable and accrued expenses                $ 2,404,822  $    547,139
 Related party payables                                 2,190,414       714,295
 Deferred revenue                                       1,130,178       241,332
                                                      -----------  ------------

   Total Current Liabilities                            5,725,414     1,502,766
                                                      -----------  ------------

   Total Liabilities                                    5,725,414     1,502,766
                                                      -----------  ------------
COMMITMENTS

STOCKHOLDERS' (DEFICIT)

 Convertible preferred stock: $0.001 par value;
  10,000,000 shares authorized, 2,000,000 Class A
  and 2,000,000 Class B shares issued and outstanding       4,000         4,000
 Common stock: $0.001 par value 100,000,000 shares
  authorized; 48,589,773 and 40,425,027 shares
  issued and outstanding, respectively                     48,590        40,425
 Additional paid-in capital                            32,959,057    30,853,661
 Prepaid expenses-related parties                               -       (30,000)
 Stock subscription payable                                28,500             -
 Accumulated other comprehensive income                (1,647,531)     (717,860)
 Accumulated deficit                                  (35,925,750)  (31,111,747)
                                                      -----------   -----------

   Total Stockholders' (Deficit)                       (4,533,134)     (961,521)
                                                      -----------   -----------

   TOTAL LIABILITIES AND STOCKHOLDERS'(DEFICIT)       $ 1,192,280   $   541,245
                                                      ===========   ===========

   The accompanying notes are an integral part of these financial statements.
                                    Page F-5

                                 ALPHATRADE.COM
                            Statements of Operations
                                                          Years Ended
                                                          December 31,
                                               ------------------------------
                                                    2007            2006
                                               --------------  --------------
REVENUE                                          (restated)
   Subscription revenue                        $   3,064,459   $   2,817,955
   E-Trax revenue                                     88,846          76,491
   Advertising revenue                             1,926,276       1,256,656
   Advertising revenue-related party                       -         243,900
   Other revenue                                      13,644             994
                                               -------------   -------------
     Total Revenue                                 5,093,225       4,395,996

COST OF SALES
   Financial content                               1,727,258       1,750,533
   Other cost of sales                                 5,377           5,486
                                               -------------   -------------
     Total Cost of Sales                           1,732,635       1,756,019
                                               -------------   -------------
   Gross profit                                    3,360,590       2,639,977
                                               -------------   -------------
EXPENSES
   Related party compensation                        480,000       3,560,011
   Professional fees                               1,668,878       1,956,125
   Research and development                          439,456         411,595
   Marketing expense                               4,511,673         902,167
   General and administrative expenses               818,362         503,409
                                               -------------   -------------
     Total Expenses                                7,918,369       7,333,307
                                               -------------   -------------
LOSS FROM OPERATIONS                              (4,557,779)     (4,693,330)

OTHER INCOME (EXPENSE)
   Interest expense                                 (212,001)               -
   Gain (loss) on marketable securities              (44,223)        (43,209)
                                               -------------   -------------
      Total Other Income (Expense)                  (256,224)        (43,209)
                                               -------------   -------------

NET LOSS                                          (4,814,003)     (4,736,539)
                                               -------------   -------------
UNREALIZED LOSS ON AVAILABLE FOR SALE SECURITIES    (929,671)       (903,660)
                                               -------------   -------------
TOTAL COMPREHENSIVE LOSS                       $  (5,743,674)  $  (5,640,199)
                                               =============   =============
BASIC AND DILUTED NET LOSS PER SHARE
   Net loss per share                          $       (0.09)  $       (0.13)
                                               =============   =============
   Comprehensive loss per share                $       (0.11)  $       (0.16)
                                               =============   =============
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                      48,589,773      35,408,202
                                               =============   =============

  The accompanying notes are an integral part of these financial statements.
                                    Page F-6

                                 ALPHATRADE.COM
                Statements of Stockholders' (Deficit)(Continued)
                                   (restated)

                     Preferred Stock     Common Stock    Additional      Stock        Other
                     ---------------- ------------------  Paid-In     Subscription Comprehensive Accumulated
                      Shares   Amount   Shares   Amount   Capital       Payable       Income       Deficit
                     --------- ------ ---------- ------- ----------- ----------   ------------- -------------
Balance,
 December 31, 2006   4,000,000 $4,000 40,425,027 $40,425 $30,853,661 $      -     $   (717,860) $(31,111,747)

Common stock issued
for services at an
average price of
$0.20 per share              -      -  5,877,246   5,877   1,052,066        -                -             -

Value of common stock
options issued under
the 2007 stock
option plan                  -      -          -       -     131,540        -                -             -

Value of stock purchase
warrants granted             -      -          -       -     207,728        -                -             -

Contributed capital          -      -          -       -      19,850        -                -             -

Common stock issued
for cash at $0.20
per share                    -      -  2,287,500   2,288     454,212   28,500                -             -

Executive compensation
contributed by related
party                        -      -          -       -     240,000        -                -             -

Net loss for year ended
 December 31, 2007           -      -          -       -           -        -         (929,671)    (4,814,003)
                     ---------- ------ ---------- ------- ----------- --------     -----------  -------------
Balance,
 December 31, 2007   4,000,000 $4,000 48,589,773 $48,590 $32,959,057 $  28,500    $ (1,647,531) $ (35,925,750)
                     ========= ====== ========== ======= =========== =========    ============  =============

   The accompanying notes are an integral part of these financial statements.

                                 ALPHATRADE.COM
                            Statements of Cash Flows
                                                              Years Ended
                                                              December 31,
                                                     -------------------------
                                                           2007        2006
                                                        (restated)
                                                     ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                            $(4,814,003) $(4,736,539)
  Adjustments to reconcile net loss to
   net cash used by operating activities:
    Common and preferred stock issued for
      services                                         1,087,943    4,220,853
    Common stock options and warrants issued
      for services                                       359,118      383,101
    Depreciation expense                                  15,614       12,916
    Investments received as payment for
      accounts receivable                             (1,724,320)    (958,339)
    Loss on sale of investments                           44,223       43,209
    Services contributed by related party                240,000            -
  Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable            36,719      (58,936)
    (Increase) decrease in prepaid expenses                6,398      192,312
    Increase (decrease) in accounts payable
      and accrued expenses                             1,857,683      198,264
    Increase (decrease) in deferred revenue              888,846       35,060
    Increase is related party payable                  1,476,119      284,368
                                                     -----------  -----------
     Net Cash (Used) by Operating Activities            (525,660)    (383,731)
                                                     -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES

  Sale of investments                                     70,794       49,331
  Purchase of fixed assets                               (23,697)      (3,935)
                                                     -----------  -----------
     Net Cash Provided by Investing Activities            47,097       45,396
                                                     -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES

   Common stock issued for cash                          456,500      338,250
   Stock subscriptions payable                            28,500            -
                                                     -----------  -----------
     Net Cash Provided by Financing Activities           485,000      338,250
                                                     -----------  -----------

The accompanying notes are an integral part of these financial statements.
                                    Page F-9

ALPHATRADE.COM
Notes to the Financial Statements
December 31, 2007 and 2006

NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          h.  Revenue Recognition and Deferred Revenue

          The Company  recognizes  subscription  fees  revenue  and  advertising revenue when the services have been  provided.  The Company  generally receives its monthly  subscriptions  in the month prior to the service being  provided,  accordingly  the  Company  had  deferred  revenue of
          $244,578 at December 31, 2007. Cost of sales is comprised of data feed expenses charged by various stock market exchanges. The Company had no customer which accounted for 10% of the revenue during the years ended
          December 31, 2007 and 2006.

          The Company  occasionally  licenses its technology to some  customers.
          The  Company  recognizes  its  license  revenue  over  the term of the license.

          The Company  develops  modified  products for  customers.  The Company recognizes development revenue as the services are performed.

The Company records deferred revenue when it receives cash receipts in advance of performing the related service.  These advance payments received are considered a current liability, and are amortized to revenue over the term of the service contract.

NOTE 5 -  RELATED PARTY TRANSACTIONS

          Compensation
          ------------

          During the year ended December 31, 2006,  two companies  owned for the benefit of the two officers of the Company  received  cash of $480,000 which was recorded as related party  compensation.  A bonus of $34,000 was also awarded to each company in 2006.

During the year ended December 31, 2007, two companies owned for the benefit of the two officers of the Company received cash of $240,000 which was recorded as related party compensation. No bonus was awarded for 2007. An additional $240,000 was agreed not to be paid, and was record as a contribution to capital during the 2007 fiscal year.

NOTE 8 -  INCOME TAXES

                                      2007 (Restated)       2006
                                      --------------- ---------------
          Deferred tax assets:
            NOL carryover             $    5,122,748  $    3,381,747
            Contribution carryover             4,678           4,678
            Capital loss                      79,759          79,759
            Depreciation                       2,284           2,284
            Accrued expenses                  34,320          34,320
          Deferred tax liabilities:                -               -
          Valuation allowance             (5,243,789)     (3,502,788)
                                      --------------  --------------
          Net deferred tax asset      $            -  $            -
                                      ==============  ==============
          The  income  tax  provision  differs  from the  amount of  income  tax determined by applying the U.S.  federal and state income tax rates of
          39% to pretax income from  continuing  operations  for the years ended
          December 31, 2007 and 2006 due to the following:

                                 ALPHATRADE.COM
                        Notes to the Financial Statements
                           December 31, 2007 and 2006

NOTE 8 -  INCOME TAXES (Continued)
                                             2007 (Restated)      2006
                                              -------------- --------------
              Book Loss                       $ (1,783,861)  $ (1,863,172)
              Stock for services/options           564,354      1,795,542
              Accrued bonus                              -         30,420
              Capital loss                               -         31,252
              Related-party compensation            91,200              -
              Valuation allowance                1,128,307          5,958
                                              ------------   ------------
                                              $          -   $          -
                                              ============   ============
NOTE  9 - BASIC (LOSS) PER SHARE

          Basic (loss) per share is  calculated  by dividing the  Company's  net loss applicable to common  shareholders by the weighted average number of common  shares  during the period.  Diluted  earnings  per share is calculated by dividing the  Company's  net income  available to common
          shareholders  by  the  diluted   weighted  average  number  of  shares
          outstanding  during the year. The diluted  weighted  average number of shares outstanding is the basic weighted number of shares adjusted for any  potentially  dilutive debt or equity.  The Company had 81,570,347 and  68,440,500  in such common stock  equivalents  outstanding  as of
          December 31, 2007 and 2006,  respectively.  Common  stock  equivalents include  convertible  preferred  stock and stock purchase  options and warrants.

                                                  2007          2006
                                              ------------- -------------
Loss (numerator)                              $ (4,814,003) $ (4,736,539)
                                              ------------  ------------
Comprehensive Loss (numerator)                  (5,743,674)   (5,640,199)
                                              ------------  ------------
Shares (denominator)                            48,549,773    35,408,202
                                              ------------  ------------
Per share amount                              $      (0.09) $      (0.13)
                                              ------------  ------------
Per share amount                              $      (0.11) $      (0.16)
                                              ============  ============

NOTE 11 -  RESTATED FINANCIAL STATEMENTS

          The Company's  financial  statements  for the year ended  December 31,
          2007 have been restated to record $885,600 of advertising  revenues as deferred revenues.  The Company determined that all of the services to be provided under the terms of the advertising agreements had not been completed as of December 31, 2007. These advertising agreements called for the Company to provide services over an extended period of time.  The Company has revised its revenue recognition policy so as to appropriately recognize revenues under these contracts as they are earned.  Accordingly the Company is now recording deferred revenue when payments for services are received, and amortizing the deferred revenue on a pro-rata basis over the lives of the contracts.  Therefore, revenues previously recorded for the year ended December 31, 2007 have been deferred to 2008 in these restated financial statements, so as to correspond to when the services were actually performed.

In addition, the financial statements are restated to as to correctly record a $240,000 value for professional services contributed to the Company by a related party.

          The following summarized financial statements compare of the Company's original and restated financial statements.

Balance Sheet                                            Original    Restated
Cash                                                 $    153,760  $   153,760
 Accounts receivable - trade, net                          28,047       28,047
 Prepaid expenses                                             750          750
 Marketable securities-available for sale                   5,232        5,232
 Marketable securities-available for
       sale-related party                                 658,858      658,858
                                                      -----------  -----------
   Total Current Assets                                   846,647      846,647
                                                      -----------  -----------
PROPERTY AND EQUIPMENT, NET                                45,633       45,633
                                                      -----------  -----------
OTHER ASSETS
 Investments, at cost                                     300,000      300,000
                                                      -----------  -----------
   Total Other Assets                                     300,000      300,000
                                                      -----------  -----------
   TOTAL ASSETS                                       $ 1,192,280  $ 1,192,280
                                                      ===========  ===========
                                       F-23

                                 ALPHATRADE.COM
                        Notes to the Financial Statements
                           December 31, 2007 and 2006

NOTE 11 -  RESTATED FINANCIAL STATEMENTS (CONTINUED)
                                                         Original    Restated
CURRENT LIABILITIES
 Accounts payable and accrued expenses                $ 2,404,822  $ 2,404,822
 Related party payables                                 2,190,414    2,190,414
 Deferred revenue                                         244,578    1,130,178
                                                      -----------  -----------
   Total Current Liabilities                            4,839,814    5,725,414
                                                      -----------  -----------
   Total Liabilities                                    4,839,814    5,725,414
                                                      -----------  -----------
COMMITMENTS
STOCKHOLDERS' (DEFICIT)
 Convertible preferred stock: $0.001 par value;
  10,000,000 shares authorized, 2,000,000 Class A
  and 2,000,000 Class B shares issued and outstanding       4,000        4,000
 Common stock: $0.001 par value 100,000,000 shares
  authorized; 48,589,773 and 40,425,027 shares
  issued and outstanding, respectively                     48,590       48,950
 Additional paid-in capital                            32,719,057   32,959,057
 Stock subscription payable                                28,500       28,500
 Accumulated other comprehensive income                (1,647,531)  (1,647,531)
 Accumulated deficit                                  (34,800,150) (35,925,750)
                                                      -----------  -----------
   Total Stockholders' (Deficit)                       (3,647,534)  (4,533,134)
                                                      -----------  -----------
   TOTAL LIABILITIES AND STOCKHOLDERS'(DEFICIT)       $ 1,192,280  $ 1,192,280
                                                      ===========  ===========

NOTE 11 -  RESTATED FINANCIAL STATEMENTS (CONTINUED)

Statement of Operations (Continued)

                                                       Original     Restated
                                                      -----------  -----------
EXPENSES
   Related party compensation                             240,000      480,000
   Professional fees                                    1,668,878    1,668,878
   Research and development                               439,456      439,456
   Marketing expense                                    4,511,673    4,511,673
   General and administrative expenses                    818,362      818,362
                                                      -----------  -----------
     Total Expenses                                     7,678,369    7,918,369
                                                      -----------  -----------
LOSS FROM OPERATIONS                                   (3,432,179)  (4,557,779)

OTHER INCOME (EXPENSE)
   Interest expense                                      (212,001)    (212,001)
   Gain (loss) on marketable securities                   (44,223)     (44,223)
                                                      -----------  -----------
     Total Other Income (Expense)                        (256,224)    (256,224)
                                                      -----------  -----------
NET LOSS                                               (3,688,403)  (4,814,003)
                                                      -----------  -----------
UNREALIZED LOSS ON AVAILABLE FOR SALE SECURITIES         (929,671)    (929,671)
                                                      -----------  -----------
TOTAL COMPREHENSIVE LOSS                              $(4,618,074) $(5,743,674)
                                                      ===========  ===========
BASIC AND DILUTED NET LOSS PER SHARE
   Net loss per share                                 $     (0.08)  $    (0.09)
                                                      ===========  ===========
   Comprehensive loss per share                       $     (0.10)  $    (0.11)
                                                      ===========  ===========
WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING                                           48,589,773   48,589,773
                                                      ===========  ===========

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K - December 31, 2008 - Amendement No. 1

ALPHATRADE.COM

--------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  On an ongoing basis, we evaluate our estimates, including those related to uncollectible receivables, revenue recognition, deferred revenue, and contingencies.  We base our estimates on historical performance and on various other assumptions that we believe to be reasonable under the circumstances.  These estimates allow us to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We believe the following accounting policies are our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that may be uncertain.  If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

Revenue Recognition

The Company follows the guidance of SAB 104 in recognizing subscription fees revenue and advertising revenue when the services have been provided. Revenues are recognized when they are realized, realizable and earned. Revenues are recognized on a pro-rata basis in consistent,

equal increments over the term of contract.

Advertising revenues are often earned under contracts extending beyond a financial reporting period. The Company generally receives its monthly subscriptions in the month prior to the service being provided.

Accordingly the Company had deferred revenue of $737,010 and $1,130,178 at December 31, 2008 and 2007, respectively. Cost of sales is comprised of data feed expenses charged by various stock market exchanges. The

Company had no customer which accounted for 10% of the revenue during the years ended December 31, 2008 and 2007.

The Company occasionally licenses its technology to some customers. The

Company recognizes its license revenue over the term of the license.

The Company also develops modified products for customers. The Company recognizes development revenue as the services are performed.

The Company records deferred revenue when it receives cash receipts in advance of performing the related service. These advance payments received are considered a current liability.

Accounts Receivable and Bad Debts

The Company estimates bad debts utilizing the allowance method, based upon past experience and current market conditions. At December 31,

2008 and 2007, the Company had an allowance for bad debts of $3,450 and

$3,450, respectively.

Result of Operations for the twelve months ended December 31, 2008 and 2007

The total compensation expense to these entities was $480,000 in 2008 and

$480,000 in 2007. The 2007 compensation was not paid, but was contributed to the Company. Accordingly, the Company recorded a credit of $240,000 to additional paid-in capital during the year ended December 31, 2007. Similarly, the related party cash compensation is expected to be

$480,000 in 2009.

We realized a net income of $834,369 for the year ended December 31, 2008 compared to a net loss of $4,814,003 for the year ended December 31, 2007.

Included in the net income for 2008 and the loss for 2007 was $770,113 and

$1,447,061 respectively as the value of options and shares issued for services.

Excluding these non-cash expenses, the net income for 2008 and loss for 2007 would have been $1,604,482 and $3,366,942, respectively. Due to our improved cash position we hope to minimize the practice of issuing shares of stock for services which will serve to also decrease our related party expense.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Report on Internal Control over Financial Reporting

Due to its limited number of employees, the Company has determined that it cannot adequately segregate critical control duties to the extent where these control functions do not represent a material weakness. Until such time that the Company is able to sustain a greater employee base, it cannot provide assurances that its internal controls over financial reporting do not have material weaknesses.

                                ALPHATRADE.COM

                             FINANCIAL STATEMENTS

                          December 31, 2008 and 2007

                                ALPHATARADE.COM
                                Balance Sheets

                LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
                ---------------------------------------------

                                                    December 31, December 31,
                                                        2008          2007
                                                    ------------ ------------
CURRENT LIABILITIES
 Accounts payable and accrued expenses               $ 2,161,854  $ 2,404,822
 Related party payables                                2,746,262    2,190,414
 Deferred revenues                                       737,010    1,130,178
                                                     -----------  -----------
      Total Current Liabilities                        5,645,126    5,725,414
                                                     -----------  -----------
TOTAL LIABILITIES                                      5,645,126    5,725,414
                                                     -----------  -----------
COMMITMENTS AND CONTINGENCIES                                  -            -

STOCKHOLDERS' (DEFICIT)

 Preferred shares: $0.001 par value, 10,000,000
  shares authorized: 2,000,000 Class A and
  2,000,000 Class B shares issues and outstanding          4,000        4,000
 Common shares: $0.001 par value, 100,000,000
  shares authorized: 54,076,023 and 48,589,773
  shares issues and outstanding, respectively             54,076       48,590
 Stock subscription payable                               45,080       28,500
 Additional paid-in capital                           33,921,184   32,959,057
 Accumulated other comprehensive income               (1,742,626)  (1,647,531)
 Accumulated deficit                                 (35,091,381) (35,925,750)
                                                     -----------  -----------
      Total Stockholders' (Deficit)                   (2,809,667)  (4,533,134)
                                                     -----------  -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)  $ 2,835,459  $ 1,192,280
                                                     ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                ALPHATRADE.COM
        Statements of Operations and Other Comprehensive Income (Loss)

                                                        For the Years Ended
                                                            December 31,
                                                     -------------------------
                                                         2008         2007
                                                     ------------ ------------
REVENUES
 Subscription revenue                                 $ 3,027,619  $ 3,064,459
 Advertising revenue                                    2,851,003    1,926,276
 Other revenue                                            196,409      102,490
                                                      -----------  -----------
    Total Revenues                                      6,075,031    5,093,225
                                                      -----------  -----------
COST OF SALES
 Financial content                                      1,854,268    1,727,258
 Other cost of sales                                        2,839        5,377
                                                      -----------  -----------
    Total Cost of Sales                                 1,857,107    1,732,635
                                                      -----------  -----------
GROSS PROFIT                                            4,217,924    3,360,590
                                                      -----------  -----------
OPERATING EXPENSES
 Management expense                                       480,000      480,000
 Professional fees                                      1,127,880    1,668,878
 Research and development                                 468,884      439,456
 Marketing expense                                        678,551    4,511,673
 General and administrative                               338,749      818,362
                                                      -----------  -----------
    Total Operating Expenses                            3,094,064    7,918,369
                                                      -----------  -----------
INCOME (LOSS) FROM OPERATIONS                           1,123,860   (4,557,779)
                                                      -----------  -----------
OTHER INCOME (EXPENSE)
 Realized gains (losses) on sale of
      marketable securities                              (223,068)     (44,223)
 Gain on settlement of debt                               307,974            -
 Interest expense                                        (374,397)    (212,001)
                                                      -----------  -----------
    Total Other Income (Expense)                         (289,491)    (256,224)
                                                      -----------  -----------
NET INCOME (LOSS) BEFORE INCOME TAXES                     834,369   (4,814,003)

INCOME TAX EXPENSE                                              -            -
                                                      -----------  -----------

The accompanying notes are a integral part of these financials statements.
                                      F-6

                                ALPHATRADE.COM
        Statements of Operations and Other Comprehensive Income (Loss)
                                 (Continued)

                                                        For the Years Ended
                                                            December 31,
                                                     -------------------------
                                                         2008         2007
                                                     ------------ ------------
NET INCOME (LOSS)                                     $   834,369  $(4,814,003)
                                                      ===========  ===========
OTHER COMPREHENSIVE INCOME (LOSS)                     $   (95,095) $  (929,671)

TOTAL COMPREHENSIVE INCOME (LOSS)                     $   739,274  $(5,743,674)
                                                      ===========  ===========
BASIC EARNINGS (LOSS) PER SHARE                       $      0.02  $     (0.09)
                                                      ===========  ===========
FULLY DILUTED INCOME (LOSS) PER SHARE                 $      0.01  $     (0.09)
                                                      ===========  ===========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    51,175,987   48,589,773
                                                      ===========  ===========
FULLY DILUTED WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                                81,175,987   48,589,773
                                                      ===========  ===========

The accompanying notes are a integral part of these financials statements.
                                      F-7

                                ALPHATRADE.COM
                     Statements of Stockholders' (Deficit)

                     Preferred Stock     Common Stock    Additional     Stock       Other                        Total
                     ---------------- ------------------ Paid-In     Subscription Comprehensive Accumulated   Stockholders'
                      Shares   Amount   Shares   Amount   Capital    Receivable      Income       Deficit       Equity
                     --------- ------ ---------- ------- ----------- ----------   ------------- ------------- --------------
Balance,
 December 31, 2006   4,000,000 $4,000 40,425,027 $40,425 $30,853,661 $ (30,000)   $   (717,860) $(31,111,747) $    (961,521)

Common stock issued
 for cash at $0.18 per share -      -  2,287,500   2,288     454,212    28,500               -             -        485,000

Common stock issued
 for services at
 $0.20 per share             -      -  5,877,246   5,877   1,052,066         -               -             -      1,057,943

Value of stock
 purchase warrants
 granted                     -      -          -       -     207,728         -               -             -        207,728

Value of stock
 options issued
 under the 2007
 stock option plan           -      -          -       -     131,540         -               -             -        131,540

Contributed capital          -      -          -       -      19,850         -               -             -         19,850

Amortization of
 prepaid expense             -      -          -       -           -    30,000               -             -         30,000

Executive compensation
 contributed by
 related party               -      -          -       -     240,000         -               -             -        240,000

Net income for the
 year ended December
 31, 2007                    -      -          -       -           -         -        (929,671)   (4,814,003)    (5,743,674)
                     --------- ------ ---------- ------- ----------- ---------    ------------  ------------  -------------
Balance,
 December 31, 2007   4,000,000  4,000 48,589,773  48,590  32,959,057    28,500      (1,647,531)  (35,925,750)    (4,533,134)

Common stock issued
 for cash at $0.15
 and $0.20 per share         -      -  1,075,000   1,075     196,425    16,580               -             -        214,080

Common stock issued
 for services at $0.02
 to $0.21 per share          -      -  4,411,250   4,411     475,040         -               -             -        479,451

Value of stock
 purchase warrants
 vested                      -      -          -       -      25,652         -               -             -         25,652

Value of stock options
 issued under stock
 option plans                -      -          -       -     265,010         -               -             -        265,010

Net income for the
 year ended
 December 31, 2008           -      -          -       -           -         -         (95,095)      834,369        739,274
                     --------- ------ ---------- ------- ----------- ---------    ------------  ------------  -------------
Balance,
 December 31, 2008   4,000,000 $4,000 54,076,023 $54,076 $33,921,184 $  45,080    $ (1,742,626) $(35,091,381) $  (2,809,667)
                     ========= ====== ========== ======= =========== =========    ============  ============  =============

The accompanying notes are a integral part of these financials statements.
                                      F-8

                                 ALPHATRADE.COM
                            Statements of Cash Flows
                                                         For the Year Ended
                                                            December 31,
                                                   ---------------------------
                                                         2008          2007
CASH FLOWS FROM OPERATING ACTIVITIES                ------------- -------------
Net income (loss)                                   $    834,369  $ (4,814,003)
 Adjustments to reconcile net income (loss) to
  net cash used by operating activities:
   Depreciation expense                                   18,435        15,614
   Value of stock options and warrants granted           290,662       359,118
   Loss on sale of investments                           223,068        44,223
   Gain on settlement of debt                           (307,974)            -
   Contribution of executive compensation                      -       240,000
   Investments received as payment for accounts
      receivable                                      (1,204,004)   (1,724,320)
   Common stock issued for services                      479,451     1,087,943
 Changes in operating assets and liabilities:
   Changes in accounts receivable                     (1,144,017)       36,719

   Changes in prepaid expenses                              (250)        6,398
   Changes in deferred revenues                         (393,168)      888,846
   Changes in related party payables                     555,848     1,476,119
   Changes in accounts payable and accrued expenses       65,006     1,857,683
                                                    ------------  ------------
      Net Cash Used in Operating Activities             (582,574)     (525,660)
                                                    ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Sale of securities                                      288,962        70,794
 Purchase of fixed assets                                (18,578)      (23,697)
                                                    ------------  ------------
      Net Cash Provided by Investing Activities          270,384        47,097
                                                    ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Common stock issued for cash                            197,500       456,500
 Stock subscriptions payable                              16,580        28,500
                                                    ------------  ------------
       Net Cash Provided by Financing Activities         214,080       485,000
                                                    ------------  ------------
    NET DECREASE IN CASH                                 (98,110)        6,437
    CASH AT BEGINNING OF PERIOD                          153,760       147,323
                                                    ------------  ------------
    CASH AT END OF PERIOD                           $     55,650  $    153,760
                                                    ============  ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    CASH PAID FOR:
       Interest                                     $     64,513  $    212,001
       Income Taxes                                 $          -  $          -

NON CASH INVESTING AND FINANCING ACTIVITIES:
   Common stock issued for services                 $    479,451  $  1,087,943
   Value of stock options and warrants vested       $    290,662  $    359,118
   Increase of investments from non-cash receipt of
          advertising revenues                      $  1,501,911  $  1,724,320

   The accompanying notes are an integral part of these financial statements.

                                       F-9

                                ALPHATRADE.COM
                        Notes to the Financial Statements
                           December 31, 2008 and 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         h. Revenue Recognition and Deferred Revenue

         The Company follows the guidance of SAB 104 in recognizing subscription fees  revenue  and  advertising  revenue  when the  services  have been provided.  Revenues are recognized  when they are realized,  realizable and  earned.  Revenues are  recognized ratably, in consistent and equal increments, over  the  term  of  contract.

         l. Financial Content

         m. Accounts Receivable and Bad Debts

The Company evaluates accounts receivable for potential bad debts utilizing the allowance method, based upon past experience and current market conditions, on a quarterly basis. At such time collection of the receivable is determined to be doubtful, or if the promised securities have fallen in value to the point where their liquidation would not satisfy the balance of the receivable, the Company allows for the account in full. At December 31, 2008 and 2007, the Company had an allowance for bad debts of $3,450 and $3,450, respectively.

         n. Marketable Securities-Available for Sale

The Company occasionally receives marketable securities as compensation for its advertising services. The Company's marketable securities are classified as "available for sale" because it is managements' intent to sell them within the year. All of the Company's available for sale securities are equity securities. Accordingly, the Company originally recognizes the shares at the fair value of the services performed. The shares are evaluated quarterly using the specific identification method. Any unrealized holding gains or losses, or other-than-temporary impairments, are reported as Other Comprehensive Income and as a separate component of stockholder's equity. Realized gains and losses are included in earnings.

A company related to the Company by common management issued shares of common stock for advertising services, which are classified as available for sale.

Marketable Securities-Available for Sale are as follows:

                  Balance, December 31, 2006          $  284,458
                  Marketable securities received
                   for services in 2007                1,724,320
                  Realized losses                        (44,223)
                  Unrealized losses                   (1,300,465)

                  Balance, December 31, 2007          $  664,090

                  Marketable securities received
                   for services in 2008                1,201,911
                  Transfer of investments at cost        300,000
                  Realized losses                       (223,068)
                  Unrealized losses                     (381,984)

                  Balance, December 31, 2008         $ 1,560,949

                  Marketable Securities-Available
                   for Sale                          $ 1,558,876
                  Marketable Securities-Available
                   for sale-related party                  2,093

                  Balance, December 31, 2008         $ 1,560,949

        q.   Common Stock Issued for Products and Services

The Company will at times issue shares of its common stock to non-employees in exchange for various services and/or products. The Company determines the fair value of the common stock by noting the closing market quote on the date of issuance.

        r.   Loss Contingencies

The Company has been involved in various legal disputes in which judgment and/or outcome is uncertain. The Company accounts for loss contingencies relating to its litigation based upon the likelihood of a negative result, and if the amount of the result can be reasonably estimated.

        s.   Operating Segments

The Company aggregates its operations into one reportable business segment, pursuant to paragraph 17 of SFAS 131. The Company records and earns revenues from both subscriptions and advertising. Each class of revenue is produced in a similar manner and marketed to similar customers. Distribution methods are similar. Because of these factors, the Company has determined it to be unnecessary to segregate these two revenue streams as independent business segments.

NOTE 10- GAIN ON SETTLEMENT OF DEBT

During the year ended December 31, 2008 the Company incurred a liabilities pertaining to its advertising operations. Through various legal negotiations, these liabilities were settled and satisfied for an amount less than the amount of the originally-recorded liability. The result was recorded as a gain on settlement of debt in the amount of $307,974.